Gibson, Dunn & Crutcher LLP

1881 Page Mill Road
Palo Alto, CA 94304-1211
Tel 650.849.5300
www.gibsondunn.com

Gregory T. Davidson Direct: 650.849.5350 Fax: 650.849.5050 GDavidson@gibsondunn.com Client: C 05398-00008

May 5, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:                 Accuray Incorporated
Amendment No. 1 to Registration Statement on Form S-4
File No. 333-173344

Ladies and Gentlemen:

On behalf of Accuray Incorporated, a Delaware corporation (the “Company”), we hereby transmit for filing with the Securities and Exchange Commission (the “SEC”) via EDGAR Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”) relating to a proposed merger (the “Merger”) of the Company’s subsidiary, Jaguar Acquisition, Inc., a Wisconsin corporation, with and into TomoTherapy Incorporated, a Wisconsin corporation (“TomoTherapy”).  Pursuant to the Merger, the Company will issue shares of its common stock, par value $0.001 per share, to the holders of outstanding shares of common stock, par value $0.01 per share, of TomoTherapy, as described in Amendment No. 1.

Please direct any questions or comments regarding this filing to the undersigned at (650) 849-5350.

Very truly yours,

/s/ Gregory T. Davidson

Gregory T. Davidson

GTD/jt

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